UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 22, 2019

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856). Information contained on our website is not incorporated by reference into this report.

Media Release Zurich, Switzerland March 22, 2019

Annual Report 2018

Zurich, March 22, 2019 – Credit Suisse Group AG and Credit Suisse AG, today, published the 2018 annual reporting suite, comprising the Annual Report, the Corporate Responsibility Report and the publication “Corporate Responsibility – At a glance”. The Annual Report includes Credit Suisse’s audited financial statements and Compensation Report. Credit Suisse also published the Agenda for the Annual General Meeting of Shareholders (AGM) which will take place on April 26, 2019 in Zurich.

All of the documents listed above are available on the Credit Suisse website.

The Agenda for the 2019 AGM, published by the Board of Directors of Credit Suisse Group AG, includes:
■	A proposal for a distribution of a dividend to shareholders of CHF 0.2625 per registered share, out of capital contribution reserves, for the financial year 2018.
■	A proposal for the election of Christian Gellerstad and Shan Li as new non-executive members of the Board of Directors for a term until the end of the next AGM.
■	Proposal for the re-election of the Chairman and the other members of the Board of Directors.
■	Approval of the compensation of the Board of Directors and the Executive Board, as well as a consultative vote on the 2018 Compensation Report.

Distribution payable out of capital contribution reserves
As previously announced, the Board of Directors will propose to shareholders at the AGM on April 26, 2019 a distribution of CHF 0.2625 per registered share, out of capital contribution reserves, for the financial year 2018. This is in line with our intention to increase the ordinary dividend by at least 5% per annum.

The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash.

Media Release Zurich, Switzerland March 22, 2019

Changes to the Board of Directors
The Board of Directors of Credit Suisse Group AG is nominating Christian Gellerstad and Shan Li for election as new non-executive members of the Board of Directors at the AGM on April 26, 2019. Christian Gellerstad, former Chief Executive Officer (CEO) of Pictet Wealth Management, is a recognised financial services professional with over 20 years of experience. He has excellent international knowledge of running a private banking business in mature as well as developing markets. Shan Li, CEO of Silk Road Finance Corporation Limited, Hong Kong, has an excellent track record in the financial services industry with also over 20 years of experience, particularly in our important Chinese market.

After 10 years on the Board of Directors of Credit Suisse Group and a total of more than two decades in various board and advisory functions at diverse Group entities, Andreas Koopmann will not stand for re-election at the AGM on April 26, 2019.

Furthermore, Alexandre Zeller notified the Board of Directors that he will join Lombard Odier as a Managing Partner, and the Board of Directors accepted his resignation with effect from February 28, 2019 from his functions at Credit Suisse Group AG and Credit Suisse (Schweiz) AG to avoid conflicts of interest.

Chairman Urs Rohner and the other members of the Board of Directors of Credit Suisse Group AG will stand for re-election for a term until the end of the next AGM.

Approval of the compensation of the Board of Directors and the Executive Board
In accordance with the requirements of the Ordinance against Excessive Compensation with respect to Listed Stock Corporations, shareholders vote separately, and with binding effect, on the overall compensation of the Board of Directors and the Executive Board at the AGM.

Shareholders, approve, on an annual basis, the compensation of the Board of Directors in a prospective vote for the period until the next ordinary General Meeting of Shareholders, i.e. until the 2020 AGM. The Board of Directors proposes that shareholders approve a maximum aggregate compensation for the Board of Directors of CHF 12.0 million.

Additionally, the shareholders, on an annual basis, approve the compensation of the Executive Board. Compensations consists of: fixed compensation, short-term variable incentive compensation and long-term variable incentive compensation.

For the 2019 AGM, the Board of Directors proposes that shareholders approve the aggregate amount of CHF 30.6 million for short-term variable incentive compensation for the 2018 financial year in a retrospective vote and the aggregate amount of CHF 30.2 million for long-term variable incentive compensation for the Executive Board for the 2019 financial year (based on fair value at grant) with a maximum opportunity of CHF 57.5 million in a prospective vote. Additionally, the Board of Directors proposes that shareholders approve a maximum aggregate amount of CHF 31.0 million of fixed compensation for the Executive Board for the period from the 2019 AGM until the 2020 AGM in a prospective vote.

Media Release Zurich, Switzerland March 22, 2019

Consultative vote on the 2018 Compensation Report
Consistent with our practice in prior years, the 2018 Compensation Report, which is part of Credit Suisse Group AG’s Annual Report, will be presented to shareholders at the 2019 AGM for a consultative vote.

Invitation to the Annual General Meeting and Publication of Agenda
The invitation and Agenda for the 2019 AGM are available on the Credit Suisse website at: www.credit-suisse.com/agm

2018 Annual Reporting Suite
The 2018 Annual Report contains a detailed presentation of the Group’s structure, corporate governance, compensation practices and treasury and risk management framework. Additionally, it includes a review of the Group’s operating and financial results accompanied by its audited annual financial statements.

The 2018 Corporate Responsibility Report describes how Credit Suisse Group AG assumes its various responsibilities as a bank towards society and the environment. “Corporate Responsibility – At a glance” provides an overview of the most important processes and activities that reflect our approach to corporate responsibility.

All publications are available for download as of 07:00 CET today, and hard copies can be ordered free of charge, at: www.credit-suisse.com/annualreporting

The 2018 Annual Report on Form 20-F will be filed with the US Securities and Exchange Commission during the course of today, and will be available for download at: www.credit-suisse.com/sec

Annual Report – subsequent event
In March 2019, the Group reached a tentative settlement related to an existing dispute. As a result, the Group increased its 2018 litigation provision by CHF 33 million in the Corporate & Institutional Banking business within the Swiss Universal Bank division and decreased its estimate of the aggregate range of reasonably possible losses not covered by existing provisions from zero to CHF 1.5 billion to zero to CHF 1.4 billion.

1Q19 Earnings Release
Credit Suisse will announce its financial results for the first quarter of 2019 at 07:00 CEST on April 24, 2019.

Media Release Zurich, Switzerland March 22, 2019

Biographies of the proposed new non-executive Board members
Christian Gellerstad is a recognised wealth management professional with over 20 years of experience in the Swiss private banking industry. He looks back on a long and successful career at the Pictet Group, at which he most recently held the position of CEO of Pictet Wealth Management from 2007 to 2018. He was also an Executive Committee Member of Banque Pictet & Cie, Geneva, between 2013 and 2018, and an Equity Partner at the Pictet Group from 2006 until 2018. Gellerstad served as CEO and Managing Director of Banque Pictet & Cie (Europe) in Luxembourg between 2000 and 2007 and prior to that, as Deputy CEO and Senior Vice President of Pictet Bank & Trust in the Bahamas from 1996 to 2000. Gellerstad began his career at Pictet in 1994 as a Financial Analyst and Portfolio Manager in Geneva. Prior to joining the Pictet Group, he worked as an Emerging Markets Trader at Cargill International. He currently serves as a non-executive Board Member of Banque Pictet & Cie SA, Geneva, Banque Pictet & Cie (Europe) SA, Luxembourg, and Bank Pictet & Cie (Asia) Ltd., Singapore and as the non-executive Chairman of Pictet Bank & Trust Ltd. Subject to his election as a Board Member at Credit Suisse Group, he plans to step down from his directorships at Pictet. Furthermore, he is an independent director of the family-owned industrial companies FAVI SA (since 2015) and AFICA SA (since 2013), both based in France. Gellerstad holds a Masters of Business Administration and Economics from the University of St. Gallen in Switzerland, and is a Certified International Investment Analyst and Certified Portfolio Manager and Financial Analyst. He is a Swiss and Swedish citizen and resides in Switzerland.

Shan Li is an economist and investment expert, who has held executive management level positions in international financial institutions in the US, Europe and Asia over the past two decades. He began his career as an Associate in foreign exchange trading with Credit Suisse First Boston in New York and then worked as an International Economist and Executive Director at Goldman Sachs in New York, Hong Kong, and London between 1993 and 1998. Following that, he moved to the China Development Bank in Beijing, where he served as the Deputy Head of the Investment Bank Preparation Leading Group from 1998 to 1999. Between 1999 and 2001, he held the position of Head of China Investment Banking at Lehman Brothers in Hong Kong and then served for four years as the CEO of Bank of China International Holdings. In 2005, he founded San Shan Capital Partners, a private investment firm based in Hong Kong, at which he continues to serve as the Founding Partner. Between 2010 and 2011, he held the position of Vice Chairman of UBS Asia Investment Bank and from 2013 to 2015, he returned to the China Development Bank in Beijing as the Chief International Business Advisor. He has been the CEO of the Silk Road Finance Corporation since 2015. Furthermore he has served as Chairman and CEO of Chinastone Capital Management, an investment firm based in Shanghai, since 2010. He holds a Bachelor of Science in Management Information Systems from Tsinghua University (Beijing), a Master’s degree in Economics from the University of California, Davis, and a PhD in Economics from the Massachusetts Institute of Technology (Cambridge). He is a Chinese citizen and permanent resident of Hong Kong.

Media Release Zurich, Switzerland March 22, 2019

Contact details
Adam Gishen, Investor Relations Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
James Quinn, Corporate Communications Tel: +41 844 33 88 44 E-mail: media.relations@credit-suisse.com

Credit Suisse
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 45,680 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■	our plans, targets or goals;
■	our future economic performance or prospects;
■	the potential effect on our future performance of certain contingencies; and
■	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■	the ability to maintain sufficient liquidity and access capital markets;
■	market volatility and interest rate fluctuations and developments affecting interest rate levels;
■
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2019 and beyond;

■	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;

Media Release Zurich, Switzerland March 22, 2019

■	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■	the ability to achieve our strategic goals, including those related to our targets and financial goals;
■	the ability of counterparties to meet their obligations to us;
■	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■	political and social developments, including war, civil unrest or terrorist activity;
■	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■	operational factors such as systems failure, human error, or the failure to implement procedures properly;
■	the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■	the adverse resolution of litigation, regulatory proceedings and other contingencies;
■
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

■	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■	the potential effects of changes in our legal entity structure;
■	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■	the ability to retain and recruit qualified personnel;
■	the ability to maintain our reputation and promote our brand;
■	the ability to increase market share and control expenses;
■	technological changes;
■	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Flavio Lardelli
Flavio Lardelli
Director

/s/ Federica Pisacane Rohde
Federica Pisacane Rohde
Date: March 22, 2019		Vice President